Revolutionary Concepts, Inc.
2622 Ashby Woods
Matthews, NC 28105
(704) 622-6327

September 23, 2008

Larry Spirgil, Assistant Director
Paul Fischer, Staff Attorney
U. S. Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC 20549

Re:	Revolutionary Concepts, Inc.
Amendment Number 2 to Form S-1 Filed September 10, 2008
File No: 333-151177

Gentlemen and Ms. Hauber:

Thank you for your comment letter dated September 18, 2008. The Company has endeavored to comply with each of the Staff’s comments as set forth below.

For the convenience of the staff, we have sent under separate cover multiple copies of the Amended S-1 “marked to show changes.” We have followed the numbering system of the Examiner’s comment letter unless noted otherwise.

General

1.	This has been corrected as requested. We have added the footnotes and the 12-31-07 balance sheet.
2.	We have revised the net loss per share in both places to round to the nearest cent.
3.	The dates of the auditor’s report have been revised, as requested.
4.	We have classified the promissory notes as current liabilities as of June 30, 2008.
5.	We are filing a currently dated consent.

The Company takes note of the Examiner’s Closing Comments. The Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder.

Yours very truly,

Revolutionary Concepts, Inc.
Ron Carter, President and CEO

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